UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): August 17, 2020 (August 14, 2020)

FLUSHING FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-33013	11-3209278
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(IRS Employer Identification No.)

220 RXR Plaza, Uniondale, NY 11556

(Address of principal executive offices, including zip code)

(718) 961-5400

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 140.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	FFIC	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR 240.12b-2).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement

Amendment to Agreement and Plan of Merger

On August 14, 2020, Flushing Financial Corporation, a Delaware corporation (“Flushing Financial”), Empire Bancorp, Inc., a New York corporation (“Empire”), and Lighthouse Acquisition Co., Inc., a New York corporation and wholly owned subsidiary of Flushing Financial (“Merger Sub”), entered into Amendment No. 2 (the “Amendment”) to that certain Agreement and Plan of Merger, dated as of October 24, 2019, by and among Flushing Financial, Empire and Merger Sub (as amended on December 6, 2019, the “Merger Agreement”). The Merger Agreement was previously filed with the Securities and Exchange Commission (the “SEC”) on October 28, 2019 as Exhibit 2.1 to Flushing Financial’s Current Report on Form 8-K, and Amendment No. 1 to the Merger Agreement was previously filed with the SEC on December 6, 2019 as Exhibit 2.1 to Flushing Financial’s Current Report on Form 8-K.

Pursuant to the terms and conditions of the Amendment, completion of the transactions contemplated by the Merger Agreement (the “Transaction”) is no longer conditioned upon receiving opinions that the Transaction will qualify as a “reorganization” within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended. Although the parties intend for the Transaction to be tax-free to Empire shareholders, the parties will have the flexibility to close the Transaction on a basis that may result in all of the merger consideration received by Empire shareholders being taxable, for U.S. federal income tax purposes, including the shares of Flushing Financial common stock received in exchange for Empire common stock. Additionally, the termination date for the Transaction has been extended from July 31, 2020 to December 31, 2020.

The Amendment was unanimously approved by the Board of Directors of each of Flushing Financial and Empire. Subject to the approval of the Amendment by Empire’s shareholders at a special meeting of shareholders (the “Supplemental Shareholder Meeting”), the receipt of all required regulatory approvals for the Amendment and the fulfillment of other customary closing conditions, the parties anticipate that the Transaction will close in the fourth quarter of 2020.

The description of the Amendment set forth herein does not purport to be complete and is qualified in its entirety by reference to the full text of the Amendment, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 8.01	Other Events

On August 17, 2020, Flushing Financial and Empire issued a joint press release announcing the Amendment to the Merger Agreement. Flushing Financial also announced that, pursuant to the Amendment, the election deadline for record holders of shares of Empire common stock to elect the form of consideration they wish to receive in the Transaction, subject to the election, allocation and proration procedures set forth in the Merger Agreement and the Amendment, is 5:00 p.m. Eastern Time on the date of the Supplemental Shareholder Meeting.

A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits

(d)	Exhibits. The following exhibits are filed with this Current Report on Form 8-K:

Exhibit No.	Description

2.1	Amendment No. 2 to the Agreement and Plan of Merger by and among Empire Bancorp, Inc., Lighthouse Acquisition Co., Inc. and Flushing Financial Corporation, dated as of August 14, 2020

99.1	Joint Press Release, dated August 17, 2020

104	Cover Page Interactive File (the cover page tags are embedded within the Inline XBRL document)

Cautionary Notes on Forward-Looking Statements

This report contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may include: management plans relating to the proposed transaction; the expected timing of the completion of the proposed transaction; the ability to complete the proposed transaction; the ability to obtain any required regulatory, shareholder or other approvals; any statements of the plans and objectives of management for future operations, products or services, including the execution of integration plans relating to the proposed transaction; any statements of expectation or belief; projections related to certain financial metrics; and any statements of assumptions underlying any of the foregoing. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “seek,” “plan,” “may,” “will,” “should,” “could,” “would,” “target,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions or negatives of these words. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time and are beyond our control. Forward-looking statements speak only as of the date they are made. Neither Flushing Financial nor Empire assumes any duty and does not undertake to update any forward-looking statements. Because forward-looking statements are by their nature, to different degrees, uncertain and subject to assumptions, actual results or future events could differ, possibly materially, from those that Flushing Financial or Empire anticipated in its forward-looking statements, and future results could differ materially from historical performance. Factors that could cause or contribute to such differences include, but are not limited to, those included under Item 1A “Risk Factors” in Flushing Financial’s Annual Report on Form 10-K as of December 31, 2019 and those disclosed in Flushing Financial’s other periodic reports filed with the SEC, as well as the possibility that the expected benefits of the proposed transaction may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the proposed transaction may not be timely completed, if at all; that prior to the completion of the proposed transaction or thereafter, Flushing Financial’s and Empire’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies related to the proposed transaction; that required regulatory, shareholder or other approvals are not obtained or other customary closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ shareholders, customers, employees and other constituents to the proposed transaction; diversion of management time on merger-related matters; and the impact of the novel coronavirus (COVID-19) and other infectious illness outbreaks that may arise in the future, which has created significant uncertainties in U.S. and global markets. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the proxy statement/prospectus that is included in the registration statement on Form S-4 filed with the SEC in connection with the proposed transaction, as amended and supplemented from time to time. While the list of factors presented here and the list of factors presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. For any forward-looking statements made in this press release or in any documents, Flushing Financial and Empire claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Additional Information about the Proposed Transaction

In connection with the proposed transaction, Flushing Financial filed a registration statement on Form S-4 with the SEC, and Flushing Financial’s registration statement, as amended, was declared effective by the SEC on January 17, 2020. A definitive proxy statement/prospectus was first mailed to Empire shareholders on or about January 21, 2020. Flushing Financial intends to file a supplement to the registration statement with the SEC that will include a supplemental proxy statement of Empire with respect to the Supplemental Shareholder Meeting and a prospectus of Flushing Financial, and Flushing Financial will file other documents regarding the proposed transaction with the SEC. Flushing Financial may file other documents with the SEC regarding the proposed transaction. Before making any voting or investment decision, investors and shareholders of Flushing Financial and Empire are urged to carefully read the entire registration statement, proxy statement and prospectus when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about the proposed transaction. A supplemental proxy statement will be sent to Empire shareholders seeking the required shareholder approvals. When available, copies of the registration statement, the proxy statement and the prospectus, as they may be amended or supplemented from time to time, may be obtained free of charge from the SEC’s website at www.sec.gov, from Flushing Financial by sending a written request to Susan K. Cullen, Senior Executive Vice President and Chief Financial Officer, Flushing Financial Corporation, at 220 RXR Plaza, Uniondale, New York 11556, telephone (718) 961-5400, or from Empire by sending a written request to William Franz, Senior Vice President, Director of Marketing and Investor Relations, Empire Bancorp, Inc., 1707 Veterans Highway, Islandia, NY 11749, or calling (631) 348-4444.

Investors and shareholders are also urged to carefully review and consider Flushing Financial’s public filings with the SEC, including but not limited to its Annual Reports on Form 10-K, Current Reports on Form 8-K, Quarterly Reports on Form 10-Q and proxy statements. The documents filed by Flushing Financial with the SEC may be obtained free of charge from the SEC’s website at www.sec.gov or through a link on Flushing Financial’s website at www.flushingbank.com. These documents may also be obtained free of charge from Flushing Financial by sending a written request to Susan K. Cullen, Senior Executive Vice President and Chief Financial Officer, Flushing Financial Corporation, at 220 RXR Plaza, Uniondale, New York 11556, telephone (718) 961-5400.

Participants in the Solicitation

Flushing Financial, Empire and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of Empire’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Flushing Financial and their ownership of Flushing Financial common stock is set forth in the proxy statement for Flushing Financial’s 2020 Annual Meeting of Stockholders filed with the SEC on April 16, 2020. Information about the directors and executive officers of Empire is available on Empire’s website at empirenb.com. Additional information regarding the interests of those participants and other persons who may be deemed participants in the solicitation of proxies from Empire’s shareholders in connection with the proposed transaction may be obtained by reading the proxy statement and prospectus regarding the proposed transaction when they become available. Once available, free copies of the proxy statement and prospectus (as amended and supplemented from time to time) may be obtained as described in the preceding paragraph.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FLUSHING FINANCIAL CORPORATION

/s/ Susan K. Cullen
Date: August 17, 2020	Susan K. Cullen
Senior Executive Vice President and Chief Financial Officer

Exhibit 2.1

AMENDMENT NO. 2 TO THE AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 2 (this “Amendment”) to that certain Agreement and Plan of Merger, dated as of October 24, 2019 (the “Merger Agreement”), by and among EMPIRE BANCORP, INC., a New York corporation (the “Company”), LIGHTHOUSE ACQUISITION CO., INC., a New York corporation and a special-purpose, wholly owned subsidiary of Parent (the “Merger Sub”), and FLUSHING FINANCIAL CORPORATION, a Delaware corporation (“Parent” and, collectively with the Company and the Merger Sub, the “Parties”), as amended by Amendment No. 1 to the Merger Agreement, dated as of December 6, 2019 (“Amendment No. 1” and together with the Merger Agreement, the “Agreement”) is made and entered into by the Parties as of August 14, 2020. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Agreement.

WHEREAS, Section 9.2 of the Agreement provides that the Parties may amend the Agreement pursuant to an instrument in writing signed by the Parties.

WHEREAS, the Parties desire to amend the Agreement on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants contained in this Amendment, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound hereby, the Parties hereby agree as follows:

1.    Section 1.11 of the Agreement is hereby amended to add the text, “Subject to Section 6.20, ” at the beginning thereof.

2.    Section 2.1(e) of the Agreement is hereby amended and restated in its entirety as follows:

“Any Election shall have been made properly only if the Exchange Agent shall have received, during the Election Period, a Form of Election properly completed and signed.”

3.    The term “Election Deadline” in the Agreement shall mean 5:00 p.m. local time (in the city in which the principal office of the Exchange Agent is located) on the date of the Supplemental Company Meeting (as defined herein) or such other date and time as the Parties shall mutually agree.

4.    In order to better reflect the Parties’ mutual intent and understanding at the time the Merger Agreement was entered into, Section 2.1 (h) of the Agreement is hereby amended and restated in its entirety as follows:

“Notwithstanding any other provision contained in this Agreement, the total number of shares of Company Common Stock that will be converted into the right to receive the Per Share Cash Consideration pursuant to Section 1.5 (which, for this purpose, shall be deemed to include the Dissenting Shares) shall equal the product of 0.5 multiplied by the number of shares of Company Common Stock issued and outstanding immediately prior to the Closing including, for the avoidance of doubt, all shares of Company Common Stock subject to Company Restricted Stock Awards that have not been forfeited and that will vest in accordance with Section 1.7(c) (such number of shares of Company Common Stock, the “Target Cash Conversion Number”).”

5.    Section 2.1(j) of the Agreement is deleted in its entirety.

6.    For purposes of Article III of the Agreement, references to “Requisite Company Vote” shall be deemed to include “Supplemental Requisite Company Vote” (as defined herein), and references to “Company Meeting” shall be deemed to include “Supplemental Company Meeting” (as defined herein).

7.    Section 3.12(f) of the Agreement is amended to add the text “(other than any fact or circumstance that is publicly available information)”, following “knows of any circumstances”.

8.    Section 3.26 of the Agreement is amended to add the text “(other than any fact or circumstance that is publicly available information)”, following “or is aware of any fact or circumstance”.

9.    The references to “Agreement” in Section 3.27 of the Agreement shall be deemed to include this Amendment.

10.    The reference to “31,530,595” in Section 4.3(b) of the Agreement is hereby deleted and replaced with “28,157,206.”

11.    Section 4.13 of the Agreement is amended to add the text “(other than any fact or circumstance that is publicly available information)”, following “or is aware of any fact of circumstance”.

12.    The following provision is hereby added as Section 6.3(f) of the Agreement:

“The Company agrees that, upon reasonable notice and subject to applicable Laws relating to the exchange of information, the Company shall afford to the officers, employees, accountants, counsel and other representatives of Parent access to the credit files of the Company and the Company Bank and to such other information as Parent may reasonably request. Parent agrees that, upon reasonable notice and subject to applicable Laws relating to the exchange of information, Parent shall afford to the officers and employees of Company Bank access to the credit files of the Parent and the Parent Bank and to such other credit-related information as the Company may reasonably request. The Company agrees to participate in periodic meetings with Parent to discuss the status of the Company’s overall credit quality and specific credits as reasonably identified by Parent in light of the impact of the COVID-19 pandemic, to be held biweekly as determined to be appropriate by Parent, at which time Parent agrees to discuss the status of the Parent’s overall credit quality and specific credits as reasonably identified by the Company in light of the impact of the COVID-19 pandemic.”

13.    For purposes of Section 6.7(c) of the Agreement, references to “Requisite Company Vote” shall be deemed to include “Supplemental Requisite Company Vote” (as defined herein).

2

14.    The Company and Parent agree, immediately upon execution of this Amendment, to recommence work on the Informational Systems Conversion in accordance with Section 6.11 of the Agreement, including Parent’s obligation to promptly reimburse Company as provided therein. The Company and Parent agree to use commercially reasonable efforts to achieve the successful Informational Systems Conversion by a target date to be set by Parent, currently expected to occur in middle of the fourth quarter of 2020.

15.    For the avoidance of doubt, the Parties agree that the Company shareholder approval of the Agreement that occurred on February 27, 2020 constitutes the “Requisite Company Vote” for purposes of Section 6.15(a).

16.    Section 6.20 of the Agreement is hereby amended to add the following at the end thereof:

“Notwithstanding the foregoing, and notwithstanding any statement or inference to the contrary in any provision of this Agreement (as may be amended or supplemented from time to time) or any document delivered in connection herewith, no party hereto shall be considered to have made any representations or warranties regarding the Tax treatment of the Integrated Mergers or any of the Tax consequences to any holder of Company securities of this Agreement (as may be amended or supplemented from time to time) or any other aspect of the transactions contemplated hereby. The Company acknowledges that it and holders of its securities are relying solely on their own Tax advisors in connection with this Agreement (as may be amended or supplemented from time to time) and transactions contemplated hereby.”

17.    For purposes of Section 7.1(a) of the Agreement, the reference to “Requisite Company Vote” shall be deemed to include “Supplemental Requisite Company Vote” (as defined herein).

18.    For purposes of Section 7.1(d) of the Agreement, references to “S-4” shall be deemed to include “S-4/A” (as defined herein).

19.    Section 7.2(i) of the Agreement is hereby deleted.

20.    Section 7.3(e) of the Agreement is hereby deleted.

21.    The reference to “July 31, 2020” in Section 8.1(c) of the Agreement is hereby deleted and replaced in its entirety with “December 31, 2020.”

3

22.    For purposes of Section 8.1(d) of the Agreement, the reference to “Requisite Company Vote” shall be deemed to include “Supplemental Requisite Company Vote” (as defined herein).

23.    For purposes of Section 8.1(f) of the Agreement, the reference to “Requisite Company Vote” shall be deemed to include “Supplemental Requisite Company Vote” (as defined herein); for the avoidance of doubt, the reference to “Proxy Statement” shall be deemed to include the “Supplemental Proxy Statement” (as defined herein); the reference in subclause (i)(A) to “the Agreement” shall be deemed to include this Amendment; and subclause (ii) shall be deemed to include breaches by the Company or the Company Board of its obligations under Sections 26, 27 and 28 of this Amendment in any material respect.

24.    For purposes of Section 8.2(b)(i) of the Agreement, the reference to “Requisite Company Vote” shall be deemed to include “Supplemental Requisite Company Vote” (as defined herein).

25.    The Parties hereto agree to use reasonable best efforts to cause the proxy statement relating to the Supplemental Company Meeting (including any amendments or supplements thereto, the “Supplemental Proxy Statement”) and the prospectus supplement on Form S-4/A in which the Supplemental Proxy Statement will be included as a prospectus, to be filed with the SEC by Parent in connection with the transactions contemplated by this Amendment (including any amendments or supplements, thereto, the “S-4/A”) as promptly as reasonably practicable after the date of this Amendment, but in any event within thirty (30) days of the date of this Amendment, and to be declared effective by the SEC as promptly as reasonably practicable after the filing thereof and to keep the S-4/A effective for so long as necessary to complete the Integrated Mergers. After the S-4/A is declared effective under the Securities Act, the Company, at its own expense, shall promptly mail or cause to be mailed the Supplemental Proxy Statement to its shareholders. A copy of the Form of Election will be included with the Supplemental Proxy Statement mailed to the Company shareholders. Each of the Parties hereto agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by or on behalf of itself for inclusion or incorporation by reference in the Supplemental Proxy Statement will, at the date it is first mailed to shareholders of the Company (or such other Persons entitled to vote in respect of matters covered thereby) or at the time of the Supplemental Company Meeting, as applicable, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, in light of the circumstances in which they were made, not misleading.

26.    The Company shall take, in accordance with applicable Law and the Company’s articles of incorporation and bylaws, all action necessary to establish a record date for, and to duly call, give notice of, convene and hold a meeting of its shareholders (the “Supplemental Company Meeting”) as soon as practicable (and in any event such meeting to be convened within thirty (30) days following the time when the Supplemental Proxy Statement is mailed to the Company shareholders, unless a later date is agreed to in writing by Parent and the Company) for the purpose of obtaining the adoption and approval of this Amendment and the transactions contemplated thereby by the affirmative vote of the holders of at least a majority of the outstanding shares of Company Common Stock entitled to vote thereon (the “Supplemental Requisite Company Vote”) required in connection with this Amendment. Except with the prior approval of Parent, no other matters shall be submitted for the approval of Company shareholders at the Supplemental Company Meeting. The Company shall, through the Company Board, recommend to its shareholders that they adopt and approve this Amendment and the transactions contemplated thereby (the “Supplemental Company Recommendation”) and shall use its reasonable best efforts to solicit such approval from the shareholders of the Company and to obtain the Supplemental Requisite Company Vote, including by communicating to its shareholders the Supplemental Company Recommendation (and including the Supplemental Company Recommendation in the Supplemental Proxy Statement).

4

27.    Supplemental Company Recommendation. (i) The Company Board shall at all times prior to and during the Supplemental Company Meeting make the Supplemental Company Recommendation and shall not otherwise withhold, withdraw, change, qualify, amend or modify the Supplemental Company Recommendation, and (ii) the Supplemental Proxy Statement shall include the Supplemental Company Recommendation. In the event that there is present at the Supplemental Company Meeting, in person or by proxy, sufficient favorable voting power to secure the Supplemental Requisite Company Vote, the Company will not adjourn or postpone the Supplemental Company Meeting unless the Company Board reasonably determines in good faith, after consultation with and having considered the advice of counsel, that failure to do so would constitute a violation of its fiduciary duties under applicable Law.

28.    Supplemental Company Meeting Adjournment. The Company shall adjourn or postpone the Supplemental Company Meeting if, as of the time for which such meeting is originally scheduled there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting. Notwithstanding anything to the contrary in this Agreement or any amendment hereof, unless this Agreement, including any amendment hereof, has been terminated in accordance with its terms, the Company shall ensure that the Supplemental Company Meeting is called, noticed, convened, held and ultimately conducted, and this Amendment shall be submitted to the shareholders of the Company at the Supplemental Company Meeting, for the purposes of considering and voting upon the approval of this Amendment and the Integrated Mergers, and nothing contained herein shall be deemed to relieve the Company of such obligation.

29.    Representations and Warranties of the Company. Each of the representations and warranties of the Company contained in Section 3.2 (Organization and Standing) of the Agreement, Section 3.3 (Capitalization) of the Agreement, subsections (a), (b) and (c) of Section 3.4 (Subsidiaries) of the Agreement, subsections (c) and (d) of Section 3.5 (Corporate Power and Authority) of the Agreement, Section 3.9 (Brokers) of the Agreement, subsection (a) of Section 3.10 (Absence of Certain Changes and Events) of the Agreement and Section 3.26 (Reorganization) of the Agreement are true and correct in all respects as of the date of this Amendment (except to the extent such representations and warranties are made expressly as of an earlier date, in which case as of such earlier date), and each of the representations and warranties of the Company set forth in subsection (d) of Section 3.4 (Subsidiaries) of the Agreement, subsections (a) and (b) of Section 3.5 (Corporate Power and Authority) of the Agreement, Section 3.6 (Consents and Approvals; Non-Contravention; No Defaults) of the Agreement, Section 3.7 (Financial Statements; No Undisclosed Liabilities) of the Agreement, Section 3.12 (Tax Matters) of the Agreement and Section 3.17 (Agreements with Regulatory Agencies) of the Agreement are true and correct in all material respects as of the date of this Amendment (except to the extent such representations and warranties are made expressly as of an earlier date, in which case as of such earlier date). All other representations and warranties of the Company set forth in the Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties) are true and correct in all respects as of the date of this Amendment (except to the extent such representations and warranties are made expressly as of an earlier date, in which case as of such earlier date); provided, that for purposes of this sentence, such representations and warranties are true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on the Company or the Surviving Corporation.

5

30.    Representations and Warranties of Parent. Each of the representations and warranties of Parent set forth in the Agreement are true and correct in all material respects as of the date of this Amendment (except to the extent such representations and warranties are made expressly as of an earlier date, in which case as of such earlier date); provided, that for purposes of this sentence, such representations and warranties (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties) are deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on Parent.

31.    Except as expressly amended hereby, the Agreement is in all respects ratified and confirmed, and all the terms, conditions and provisions of the Agreement shall remain in full force and effect in accordance with the terms thereof. This Amendment is limited precisely as written and shall not be deemed to be an amendment to any other term or condition of the Agreement or any of the documents referred to therein. This Amendment shall form a part of the Agreement for all purposes, and each party thereto and hereto shall be bound hereby. From and after the execution of this Amendment by the Parties hereto, all references in the Agreement to “this Agreement” shall be deemed to refer to the Agreement as amended by this Amendment.

32.    This Amendment may be executed in two or more counterparts (including by facsimile or other electronic means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

33.    The provisions of Article IX (General Provisions) of the Agreement shall apply mutatis mutandis to this Amendment, and to the Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms therein as modified hereby.

[The remainder of this page is intentionally left blank.]

6

IN WITNESS WHEREOF, this Amendment has been duly executed and delivered by the duly authorized officers of the Parties as of the date first above written.

EMPIRE BANCORP, INC.

By:	/s/ Douglas C. Manditch
Name:	Douglas C. Manditch
Title:	Chairman of the Board, Chief Executive Officer and Secretary

FLUSHING FINANCIAL CORPORATION

By:	/s/ John R. Buran
Name:	John R. Buran
Title:	President and Chief Executive Officer

LIGHTHOUSE ACQUISITION CO., INC.

By:	/s/ John R. Buran
Name:	John R. Buran
Title:	President

[Signature Page to Amendment No. 2 to the Merger Agreement]

Exhibit 99.1

Contact: Flushing Financial Corporation Susan K. Cullen Senior Executive Vice President, Chief Financial Officer (718) 961-5400	Empire Bancorp, Inc. William Franz SVP, Director of Marketing & Investor Relations (631) 348-4444

Flushing Financial Corporation and Empire

Bancorp Inc. Agree to Complete Their

Merger Under Extended Time Frame

Uniondale and Islandia, NY – August 17, 2020 – Today, John R. Buran, President and Chief Executive Officer of Flushing Financial Corporation (“Flushing”) (Nasdaq-GS:FFIC) announced, “I am pleased that our respective Boards have agreed to extend the timeframe for Flushing to complete the acquisition of Empire Bancorp Inc. (“Empire”) (OTC:EMPK), and we are now anticipating a fourth quarter close.

“With this acquisition, we will create a community bank of superior scale and operational leverage that presents us with a greater ability to improve service to our customers and enhance shareholder value. The acquisition of Empire is consistent with our stated strategic objectives. This acquisition will reduce our cost of funds and increase our non-interest bearing deposits. It will make us more efficient in both the short and long term. The merger will expand Flushing’s presence in Long Island, a market of over 140,000 businesses with consumers having a median household income of over $100,000. Most importantly, we expect earnings accretion of 20% in 2021 with additional future opportunities as we build upon Empire’s business relationships.

Finally, both of our companies have enjoyed a long history of conservative credit discipline. We believe the benefits of that discipline will be demonstrated in this challenging economic environment.”

Douglas C. Manditch, Empire’s Chairman and Chief Executive Officer, said, “We believe the combination of these two strong community banks will further lever the significant investments both entities have made in people, processes and technology and positively impact our earnings potential. We look forward to continuing to provide our customers with exceptional service and deliver enhanced value to our shareholders.”

The transaction value based on Flushing’s recent stock trading price represents 0.96x Empire’s tangible book value and a 0.4% deposit discount based on June 30, 2020 financial information. On a combined basis, the transaction is expected to be accretive to earnings by 20% in 2021. It will be dilutive to tangible book value by 7.2% at closing with a projected earn-back period of 3.4 years using the cross-over method.

The combined company at close is expected to have approximately $8.2 billion in assets, $6.7 billion in loans, $6.0 billion in deposits, and 24 branches in Queens, Brooklyn, Manhattan, and on Long Island.

Under an amendment to the current merger agreement, Flushing and Empire will have the flexibility to close the proposed transaction on a basis that may result in all of the merger consideration received by Empire shareholders being taxable, for U.S. federal income tax purposes, including the shares of Flushing common stock received in exchange for Empire common stock. The merger consideration will not otherwise be affected.

Completion of the proposed transaction is subject to customary closing conditions, including the approval of the amendment by Empire’s shareholders at a special meeting of shareholders (the “Supplemental Shareholder Meeting”), to be held as soon as practicable. As previously announced, the required regulatory approvals for the proposed transaction have been obtained, although the amendment is subject to receipt or waiver of regulatory approvals related to the amendment in accordance with the prior approval orders.

In addition, Flushing announced today that the deadline by which Empire shareholders must submit their election to receive cash, shares of Flushing common stock, or both as “merger consideration” in connection with the proposed transaction will be 5:00 p.m. Eastern Time on the date of the Supplemental Shareholder Meeting. All elections will be subject to the election, allocation and proration procedures set forth in the merger agreement and the amendment and Empire shareholders will receive updated election materials at the time of the distribution of the proxy materials for the Supplemental Shareholder Meeting.

About Flushing Financial Corporation

Flushing Financial Corporation (Nasdaq-GS: FFIC) is the holding company for Flushing Bank®, a New York State-chartered commercial bank insured by the Federal Deposit Insurance Corporation. Flushing Bank serves consumers, businesses, professionals, corporate clients, and public entities by offering a full complement of deposit, loan, equipment finance, and cash management services through its banking offices located in Queens, Brooklyn, Manhattan, and on Long Island. As a leader in real estate lending, the Bank’s experienced lending teams create mortgage solutions for real estate owners and property managers both within and outside the New York City metropolitan area. Flushing Bank is an Equal Housing Lender. Flushing Bank also operates an online banking division consisting of iGObanking.com®, which offers competitively priced deposit products to consumers nationwide, and BankPurely®, an eco-friendly, healthier lifestyle community brand.

Additional information on Flushing Bank and Flushing Financial Corporation may be obtained by visiting Flushing’s website at http://www.flushingbank.com.

About Empire Bancorp, Inc.

Empire Bancorp, Inc. (OTCQX: EMPK) is a bank holding company for Empire National Bank, a Long Island-based independent bank that specializes in serving the financial services needs of privately-owned small and medium-sized businesses, professionals, nonprofit organizations, real estate investors and consumers through a wide variety of tailored loan and deposit products and business banking services. Empire National Bank has four full-service banking offices located in Islandia, Shirley, Port Jefferson Station, and Mineola.

Cautionary Notes on Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may include: management plans relating to the proposed transaction; the expected timing of the completion of the proposed transaction; the ability to complete the proposed transaction; the ability to obtain any required regulatory, shareholder or other approvals; any statements of the plans and objectives of management for future operations, products or services, including the execution of integration plans relating to the proposed transaction; any statements of expectation or belief; projections related to certain financial metrics; and any statements of assumptions underlying any of the foregoing. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “seek,” “plan,” “may,” “will,” “should,” “could,” “would,” “target,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions or negatives of these words. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time and are beyond our control. Forward-looking statements speak only as of the date they are made. Neither Flushing nor Empire assumes any duty and does not undertake to update any forward-looking statements. Because forward-looking statements are by their nature, to different degrees, uncertain and subject to assumptions, actual results or future events could differ, possibly materially, from those that Flushing or Empire anticipated in its forward-looking statements, and future results could differ materially from historical performance.

Factors that could cause or contribute to such differences include, but are not limited to, those included under Item 1A “Risk Factors” in Flushing’s Annual Report on Form 10-K as of December 31, 2019 and those disclosed in Flushing’s other periodic reports filed with the Securities and Exchange Commission (the “SEC”), as well as the possibility that the expected benefits of the proposed transaction may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the proposed transaction may not be timely completed, if at all; that prior to the completion of the proposed transaction or thereafter, Flushing’s and Empire’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies related to the proposed transaction; that required regulatory, shareholder or other approvals are not obtained or other customary closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ shareholders, customers, employees and other constituents to the proposed transaction; diversion of management time on merger-related matters; and the impact of the novel coronavirus (COVID-19) and other infectious illness outbreaks that may arise in the future, which has created significant uncertainties in U.S. and global markets. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the proxy statement/prospectus that is included in the registration statement on Form S-4 filed with the SEC in connection with the proposed transaction, as amended and supplemented from time to time. While the list of factors presented here and the list of factors presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. For any forward-looking statements made in this press release or in any documents, Flushing and Empire claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Additional Information about the Proposed Transaction

In connection with the proposed transaction, Flushing filed a registration statement on Form S-4 with the SEC, and Flushing’s registration statement, as amended, was declared effective by the SEC on January 17, 2020. A definitive proxy statement/prospectus was first mailed to Empire shareholders on or about January 21, 2020. Flushing intends to file a supplement to the registration statement with the SEC that will include a supplemental proxy statement of Empire with respect to the Supplemental Shareholder Meeting and a prospectus of Flushing, and Flushing will file other documents regarding the proposed transaction with the SEC. Flushing may file other documents with the SEC regarding the proposed transaction. Before making any voting or investment decision, investors and shareholders of Flushing and Empire are urged to carefully read the entire registration statement, proxy statement and prospectus when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about the proposed transaction. A supplemental proxy statement will be sent to Empire shareholders seeking the required shareholder approvals. When available, copies of the registration statement, the proxy statement and the prospectus, as they may be amended or supplemented from time to time, may be obtained free of charge from the SEC’s website at www.sec.gov, from Flushing by sending a written request to Susan K. Cullen, Senior Executive Vice President and Chief Financial Officer, Flushing Financial Corporation, at 220 RXR Plaza, Uniondale, New York 11556, telephone (718) 961-5400, or from Empire by sending a written request to William Franz, Senior Vice President, Director of Marketing and Investor Relations, Empire Bancorp, 1707 Veterans Highway, Islandia, NY 11749, telephone (631) 348-4444.

Investors and shareholders are also urged to carefully review and consider Flushing’s public filings with the SEC, including but not limited to its Annual Reports on Form 10-K, Current Reports on Form 8-K, Quarterly Reports on Form 10-Q and proxy statements. The documents filed by Flushing with the SEC may be obtained free of charge from the SEC’s website at www.sec.gov or through a link on Flushing’s website at www.flushingbank.com. These documents may also be obtained free of charge from Flushing by sending a written request to Susan K. Cullen, Senior Executive Vice President and Chief Financial Officer, Flushing Financial Corporation, at 220 RXR Plaza, Uniondale, New York 11556, telephone (718) 961-5400.

Participants in the Solicitation

Flushing, Empire and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of Empire’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Flushing and their ownership of Flushing common stock is set forth in the proxy statement for Flushing’s 2020 Annual Meeting of Stockholders filed with the SEC on April 16, 2020. Information about the directors and executive officers of Empire is available on Empire’s website at empirenb.com. Additional information regarding the interests of those participants and other persons who may be deemed participants in the solicitation of proxies from Empire’s shareholders in connection with the proposed transaction may be obtained by reading the proxy statement and prospectus regarding the proposed transaction when they become available. Once available, free copies of the proxy statement and prospectus (as amended and supplemented from time to time) may be obtained as described in the preceding paragraph.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.